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                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

    For the month of July, 2005               Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F [X]  Form 40-F [ ]

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)  Yes [ ]  No  [X]

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

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                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Grupo Radio Centro, S.A. de C.V.
                                                (Registrant)

Date:    July 21, 2005                          By:    /s/ Pedro Beltran Nasr
                                                       -------------------------
                                                Name:  Pedro Beltran Nasr
                                                Title: Chief Financial Officer

      GRUPO RADIO CENTRO REPORTS SECOND QUARTER AND FIRST HALF 2005 RESULTS

    MEXICO CITY, July 20 /PRNewswire/ -- Grupo Radio Centro, S.A. de C.V. (NYSE:
RC; BMV: RCENTRO-A) (the "Company"), Mexico's leading radio broadcasting company, announced today its results of operations for the second quarter and first half ended June 30, 2005. All figures were prepared in accordance with generally accepted accounting principles in Mexico and have been restated in constant pesos as of June 30, 2005.

    Second Quarter Results
    For the second quarter of 2005, broadcasting revenue was Ps. 140,645,000, representing an increase of 14.9% compared to Ps. 122,431,000 reported for the same period of 2004. This increase was mainly attributable to higher advertising expenditures by the Company's principal clients during the second quarter of 2005 compared to the same period of 2004.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) during the second quarter of 2005 were Ps. 99,900,000, representing an increase of 7.4% compared to Ps. 93,009,000 reported for the same period of 2004. This increase was mainly attributable to higher costs of new programming (including news programs) produced for the Company as well as an increase in expenses for publicity and promotions of the Company during the second quarter of 2005 compared to the same period of 2004 due to efforts to promote the new programming.

    For the second quarter ended June 30, 2005, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 40,745,000, representing an increase of 38.5% compared to broadcasting income of Ps. 29,422,000 reported for the same period in 2004. This increase was mainly attributable to the increase in broadcasting revenue described above.

    Depreciation and amortization for the second quarter of 2005 amounted to Ps. 9,550,000, a 60.8% decrease compared to Ps. 24,382,000 reported for the same period of 2004. This decrease was due to the implementation of a new accounting principle in Mexico (Bulletin B-7 "Adquisicion de Negocios"). As a result, the Company no longer amortizes goodwill as of January 1, 2005, but instead tests goodwill for impairment at least once a year.

    For the second quarter of 2005, the Company's corporate, general and administrative expenses were Ps. 3,766,000, compared to Ps. 4,944,000 reported for the same period of 2004. This 23.8% decrease was, primarily because the Company no longer records the compensation of an executive officer in corporate, general and administrative expenses, but rather records it in costs of personnel, which is included in broadcasting expenses.

    The Company reported operating income of Ps. 27,429,000 for the second quarter of 2005 compared to operating income of Ps. 96,000 reported for the same period of 2004. The significant increase in operating income resulted primarily from (i) higher advertising expenditures by the Company's principal clients during the second quarter of 2005 compared to the same period of 2004 and (ii) the implementation of a new accounting principle that eliminates amortization of goodwill.

    The Company's comprehensive financing gain for the second quarter of 2005 was Ps. 2,355,000 compared to a comprehensive financing cost of Ps. 15,220,000 reported for the same period of 2004. This favorable change was primarily attributable to (1) a gain on foreign currency exchange, net of Ps. 9,469,000 for the second quarter of 2005 compared to a loss on foreign currency exchange, net of Ps. 7,382,000 for the same period in 2004, resulting from the appreciation of the Peso against the U.S. Dollar and (2) a gain on net monetary position of Ps. 1,195,000 for the second quarter of 2005 compared to a gain on net monetary position of Ps. 307,000 reported in the same period of 2004, due to an increase in net monetary liabilities for the second quarter of 2005 as compared to the same period of 2004.

    During the second quarter of 2005, other expenses, net, were Ps. 11,836,000, a slight decrease compared to Ps. 11,942,000 reported for the same period in 2004. This decrease was mainly attributable to lower legal expenses in the second quarter of 2005 compared to the same period of 2004.

    For the second quarter of 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 17,948,000, compared to a loss before provisions for income tax and employee profit sharing of Ps. 27,066,000 reported for the same period of 2004.

    The Company recorded a provision for income tax and employee profit sharing for the second quarter of 2005 of Ps. 5,552,000 compared to a reduction in provisions for income tax and employee profit sharing of Ps. 2,864,000 for the same period of 2004.

    As a result of the foregoing, the Company's net income for the second quarter 2005 was Ps. 12,396,000, compared to a net loss of Ps. 24,202,000 reported for same period of 2004.

    First Half Results
    For the six months ended June 30, 2005, broadcasting revenue was Ps. 247,036,000, a 1.2% increase compared to Ps. 244,051,000 reported for the same period of 2004. This increase was mainly attributable to higher advertising expenditures by the Company's principal clients during 2005.

    The Company's broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) reported for the first half of 2005 were Ps. 186,263,000, a 11.5% decrease compared to Ps. 210,389,000 reported for the first half of 2004. This decrease in broadcasting expenses was primarily attributable to lower costs from the production of news programming, which a third party produced for the Company until the end of the first quarter of 2004, which decrease more than offset the second quarter 2005 increase in other broadcasting expenses.

    Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) was Ps. 60,773,000, representing an increase of 80.5% compared to Ps. 33,662,000 reported for the first half of 2004. This increase was mainly attributable to the decrease in broadcasting expenses described above.

    Depreciation and amortization was Ps. 19,285,000, a decrease of 60.4% compared to Ps. 48,749,000 reported for the first half of 2004. This decrease was due to the implementation of a new accounting principle in Mexico (Bulletin B-7 "Adquisicion de Negocios"). As a result, the Company no longer amortizes goodwill as of January 1, 2005, but instead tests goodwill for impairment at least once a year.

    The Company's corporate, general and administrative expenses during the first half of 2005 were Ps. 8,050,000, a decrease of 36.0% compared to Ps. 12,585,000 reported for the same period of 2004. This decrease was mainly due to lower fees paid by the Company to a third party, which ceased production of news services for the Company at the end of the first quarter of 2004, and to a lesser extent the recording of executive compensation in the second quarter of 2005 as compared to the same period of 2004.

    As a result of the foregoing, the Company reported operating income of Ps. 33,438,000 for the first half of 2005, compared to an operating loss of Ps. 27,672,000 reported for the same period of 2004.

    The Company's comprehensive financing cost for the first half of 2005 was Ps. 3,789,000, a decrease of 79.8% compared to a comprehensive financing cost of Ps. 18,787,000 for the first half of 2004. This favorable change is mainly attributable to a gain on foreign currency exchange, net of Ps. 8,880,000 reported for the first half of 2005 compared to a loss on foreign currency exchange, net of Ps. 5,650,000 for the first half of 2004, which resulted from the appreciation of the Peso against the U.S. Dollar.

    Other expenses, net, for the first half of 2005 were Ps. 20,869,000, a 7.8% decrease compared to Ps. 22,626,000 reported for the same period of 2004. This decrease is mainly attributable to lower legal expenses during the first half of 2005, compared to the same period of 2004.

    For the first half of 2005, the Company reported income before provisions for income tax and employee profit sharing of Ps. 8,780,000, compared to a loss before provisions for income tax and employee profit sharing of Ps. 69,085,000 reported for the same period in 2004. During the first half of 2005, the Company recorded a provision for income tax and employee profit sharing of Ps. 5,596,000 compared to a reduction in provisions for income tax and employee profit sharing of Ps. 2,864,000 for the same period in 2004.

    As a result of the foregoing, the Company had net income of Ps. 3,184,000 for the first half of 2005 compared to a net loss of Ps. 66,221,000 for the same period of 2004.

    Other Matters:
    From June 30, 2004 to June 30, 2005, the Company's total bank debt decreased from Ps. 207.3 million to Ps. 141.5 million as a result of scheduled payments.

    Company Description:
    Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organizacion Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organizacion Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

    Note on Forward Looking Statements:
    This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

                      GRUPO RADIO CENTRO, S.A. DE  C.V.
                   CONSOLIDATED NOT AUDITED BALANCE SHEETS
                         as of June 30, 2005 and 2004
      in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2005
(figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                            June 30,
                                           ------------------------------------------
                                                       2005                  2004
                                           ---------------------------   ------------
                                             U.S. $(1)         Ps.            Ps.
                                           ------------   ------------   ------------
             ASSETS
    Current assets:
      Cash and temporary
       investments                                6,908         74,901         27,001

    Accounts receivable:
      Broadcasting, net                          14,090        152,772        150,321
      Other                                         515          5,569          8,890
      Income tax recoverable                        315          3,420         13,051
                                                 14,920        161,761        172,262

    Guarantee deposit                                 0              0          4,220
    Prepaid expenses                              1,228         13,319          9,234
      Total current assets                       23,056        249,981        212,717

    Property and equipment, net                  44,002        477,108        493,710
    Deferred charges, net                         1,167         12,656         15,134
    Excess of cost over book
     value of subsidiaries                       68,535        743,111        777,290
    Other assets                                    297          3,220          3,305
          Total assets                          137,057      1,486,076      1,502,156

          LIABILITIES
    Current:
      Notes payable                               5,222         56,618         59,227
      Advances from customers                     4,703         50,997         42,302
      Other accounts payable
       and accrued expenses                       3,793         41,129         44,939
      Taxes payable                               1,914         20,754         14,192
      Contingent liability                       22,208        240,793        250,877
         Total current
          liabilities                            37,840        410,291        411,537

    Long-Term:
      Deferred income tax                         3,394         36,800         19,990
      Notes payable                               7,833         84,927        148,070
      Reserve for labor
       obligations                                3,193         34,617         30,342
          Total liabilities                      52,260        566,635        609,939

      STOCKHOLDERS' EQUITY
    Capital stock                               105,105      1,139,635      1,138,745
    Retained (deficit) earnings                 (15,662)      (169,819)      (195,585)
    Provision for repurchase of
     shares                                       3,760         40,768         40,229
    Accumulated effect of
     deferred income tax                         (8,882)       (96,306)       (96,306)
    Surplus on restatement of
     capital                                        425          4,605          4,605
    Minority interest                                51            558            529
         Total stockholders'
          equity                                 84,797        919,441        892,217
     Total liabilities and
      stockholders' equity                      137,057      1,486,076      1,502,156

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.8428 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2005.

                        GRUPO RADIO CENTRO, S.A. DE C.V.
                  CONSOLIDATED NOT AUDITED STATEMENTS OF INCOME for the three-month and six-month periods ended June 30, 2005 and 2004 expressed in Mexican Pesos ("Ps.") with purchasing power as of June 30, 2005 (figures in thousands of Ps. and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)

                                                 2nd Quarter                        Accumulated 6 months
                                     ------------------------------------   ------------------------------------
                                              2005                2004               2005                2004
                                     -----------------------   ----------   -----------------------   ----------
                                      U.S.$(1)        Ps.          Ps.       U.S.$(1)        Ps.          Ps.
                                     ----------   ----------   ----------   ----------   ----------   ----------
    Broadcasting
     revenue (2)                         12,971      140,645      122,431       22,783      247,036      244,051
    Broadcasting expenses,
     excluding depreciation,
     amortization and
     corporate expenses                   9,213       99,900       93,009       17,178      186,263      210,389
    Broadcasting income                   3,758       40,745       29,422        5,605       60,773       33,662

    Depreciation and
     amortization                           881        9,550       24,382        1,779       19,285       48,749
    Corporate general and
     administrative expenses                347        3,766        4,944          742        8,050       12,585
    Operating (loss) income               2,530       27,429           96        3,084       33,438      (27,672)

    Comprehensive financing
     income (cost):
      Interest expense                     (738)      (7,999)      (8,245)      (1,487)     (16,141)     (14,881)
    Interest income (2)                     (29)        (310)         100           25          273          279
    Gain (loss) on foreign
     currency exchange, net                 873        9,469       (7,382)         819        8,880       (5,650)
    Gain (loss) on net
     monetary position                      110        1,195          307          295        3,199        1,465
                                            216        2,355      (15,220)        (348)      (3,789)     (18,787)

    Other expenses, net                  (1,092)     (11,836)     (11,942)      (1,925)     (20,869)     (22,626)
    Income (loss) before
     provisions:                          1,654       17,948      (27,066)         811        8,780      (69,085)
    Provisions for income
     tax & employee profit
     sharing                                512        5,552       (2,864)         516        5,596       (2,864)
    Net income (loss)                     1,142       12,396      (24,202)         295        3,184      (66,221)

    Net income (loss)
     applicable to:
      Majority interest                   1,140       12,378      (24,203)         293        3,161      (66,209)
    Minority interest                         2           18            1            2           23          (12)
                                          1,142       12,396      (24,202)         295        3,184      (66,221)

    Net (loss) income per
     Series A Share (3)                                                          0.017        0.190       (2.430)
    Net (loss) income per ADS (3)                                                0.153        1.710      (21.870)
    Weighted average common shares
     outstanding (000's) (3)                                                                162,558      162,643

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.8428 per U.S. dollar, the noon buying rate for Mexican pesos on June 30, 2005.

    (2) Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2005 and 2004 was Ps. 995,000 and Ps. 811,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2005 and 2004 was Ps. 1,101,000 and Ps. 1,385,000, respectively.

    (3) Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SOURCE  Grupo Radio Centro, S.A. de C.V.
    -0-                             07/20/2005
    /CONTACT: In Mexico: Pedro Beltran or Alfredo Azpeitia, both of Grupo Radio Centro, S.A. de C.V., +5255-5728-4800 Ext. 7018, aazpeitia@grc.com.mx; or In NY: Maria Barona or Peter Majeski, i-advize Corporate Communications, Inc., +1-212-406-3690, grc@i-advize.com.mx /
    /Web site:  http://www.radiocentro.com.mx /

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